SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ISILON SYSTEMS, INC.

(Name of Subject Company)

ISILON SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Ave.

Seattle, Washington 98121

(206) 315-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Craig E. Sherman, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 (206) 883-2500	Martin W. Korman, Esq. Lawrence M. Chu, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Isilon Systems, Inc. (the “Company”) by EMC Corporation pursuant to the terms of an Agreement and Plan of Merger dated November 14, 2010 by and among the Company, EMC and Electron Acquisition Corporation, a wholly-owned subsidiary of EMC:

(i)	joint press release of the Company and EMC dated November 15, 2010;

(ii)	presentation slides made available in connection with a conference call hosted by the Company and EMC on November 15, 2010;

(iii)	email from Sujal Patel, the Company’s Chief Executive Officer, to the Company’s employees;

(iv)	“Frequently Asked Questions” sheet sent via email to the Company’s employees;

(v)	“Frequently Asked Questions” sheet sent via email to the Company’s customers;

(vi)	form of letter from Mr. Patel to the Company’s customers;

(vii)	form of letter from Mr. Patel to the Company’s business partners;

(viii)	form of letter from Mr. Patel to the Company’s suppliers; and

(ix)	the transcript of a conference call held on November 15, 2010 by the Company and EMC.

	Contacts:	Michael Gallant
EMC Corporation
508-293-6357
FOR IMMEDIATE RELEASE		michael.gallant@emc.com

Chris Blessington
Isilon
206-218-4453
chris.blessington@isilon.com

EMC TO ACQUIRE ISILON

•	Isilon is a leader in the fast-growing Scale-out Network Attached Storage segment

•	Combined revenue from Isilon and EMC Atmos is expected to reach $1 billion run-rate during second half of 2012

•	Acquisition expected to be accretive to EMC’s non-GAAP EPS in 2011

HOPKINTON, Mass. and SEATTLE, Wash. – November 15, 2010 – EMC Corporation (NYSE: EMC) today announced the signing of a definitive agreement under which it will acquire Isilon Systems, Inc. (Nasdaq: ISLN), a fast-growing “Scale-out NAS” (network attached storage) systems company, based in Seattle, Washington. Under terms of the agreement, EMC will pay $33.85 per share in cash in exchange for each share of Isilon for an aggregate purchase price of approximately $2.25 billion, net of Isilon’s existing cash balance.

The boards of directors of both EMC and Isilon have unanimously approved the terms of the agreement. The transaction, which is subject to customary approvals, is expected to be completed late this year, is not expected to have a material impact to EMC’s full-year 2010 GAAP and non-GAAP diluted EPS and is expected to be accretive to EMC’s non-GAAP 2011 diluted EPS.

Isilon is known as the leader and momentum player in the fast-growing “Scale-out NAS” segment, which IDC projects will grow on average approximately 36% annually reaching an estimated $6 billion dollars in 2014(1). Together, EMC’s Atmos and Isilon’s solutions will offer customers a highly scalable, low-cost storage infrastructure for managing “Big Data.” Big Data is a term used to describe the massive amount of data produced by a new generation of applications in markets such as life sciences (e.g. gene sequencing), media and entertainment (e.g. online streaming), and oil and gas (e.g. seismic interpretation) to name a few.

Isilon’s scale-out NAS systems are designed to begin small and scale quickly and non-disruptively up to 10 petabytes in size, with extremely high levels of performance and availability. EMC Atmos object storage provides the perfect complement to Isilon for massive globally distributed environments and object access to data for usages like Web 2.0 applications.

Together, Isilon and EMC Atmos provide customers a complete storage infrastructure solution for managing “Big Data” in private or public cloud environments. EMC expects the combined revenue of these two highly complementary storage offerings to reach a $1 billion run-rate during the second half of 2012.

Joe Tucci, Chairman and CEO, EMC Corporation, said, “The unmistakable waves of cloud computing and ‘Big Data’ are upon us. Customers are looking for new ways to store, protect, secure and add intelligence to the vast amounts of information they will accumulate over the next decade. EMC, in combination with Isilon, sits at the intersection of these trends with leading products, solutions and services to help customers get the absolute most out of what cloud computing has to offer.”

Pat Gelsinger, President and COO, EMC Information Infrastructure Products, said, “EMC brings unique value to Isilon through our highly complementary portfolio, engineering depth, financial strength and global sales reach. Isilon will enable EMC to accelerate our storage revenue growth and serve our customers across a broader range of the storage systems market. EMC will invest in all aspects of Isilon’s business to accelerate growth and take advantage of the fast-growing market opportunity ahead.”

Sujal Patel, CEO of Isilon, said, “Our excitement about the opportunity to become part EMC’s world-class team cannot be overstated. EMC’s track record of successfully acquiring, integrating and growing leading companies and the complementary nature of our technologies are undeniable. I am most excited about Isilon’s ability to now leverage EMC’s unparalleled market reach and portfolio of leading technology assets to build on our already significant success in this fast-growing space. Together, Isilon and EMC are ideally positioned to take our company to the next level and accelerate Isilon’s growth and technology adoption by customers around the world.”

In connection with this announcement, EMC is reaffirming all of its previously issued business outlook for 2010 that it released on October 19, 2010, including the following: For 2010, EMC expects consolidated revenues of $16.9 billion, $0.91 in consolidated GAAP diluted earnings per share, and $1.25 in consolidated non-GAAP diluted earnings per share, which excludes the impact of restructuring and acquisition-related charges, stock-based compensation expense, and intangible asset amortization. For 2010, consolidated restructuring and acquisition-related charges, stock-based compensation expense, and intangible asset amortization are expected to be $0.02, $0.23 and $0.09 per diluted share, respectively.

Full details of EMC’s consolidated business outlook for 2010 may be found at http://www.emc.com/about/news/press/2010/20101019-earnings.htm.

Conference Call

EMC will host a conference call today at 8:30 a.m. Eastern Time. To participate, please dial 1-210-795-1098 at least 10 minutes before start time. The passcode is EMC.

Supporting presentation slides and a live streaming of the conference call audio will be made available on our Web site at http://www.emc.com/about/investor-relations/index.htm. Please log in 10 minutes before the start of the call to register.

To listen to a replay of the call please dial 203-369-1893. The replay will be available through Monday, November 29, 2010.

Presentation slides along with audio of the call will also be available on-line immediately following the call at http://www.emc.com/about/investor-relations/index.htm.

(1)	IDC: Worldwide File-Based Storage 2010-2014 Forecast

About ISILON

As a global leader in scale-out storage, Isilon delivers powerful yet simple solutions for enterprises that want to manage their data, not their storage. Isilon’s products are simple to install, manage and scale, at any size. And, unlike traditional architectures, Isilon stays simple no matter how much storage is added, how much performance is required or how business needs change in the future. We’re challenging enterprises to think differently about their storage, because when they do, they’ll recognize there’s a better, simpler way. Learn what we mean at http://www. Isilon.com.

About EMC

EMC Corporation (NYSE: EMC) is the world leader in products, services and solutions for information management and storage that help organizations extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. Information about EMC’s products and services can be found at www.EMC.com.

###

EMC and Atmos are either registered trademarks or trademarks of EMC Corporation in the United States and/or other countries. Isilon is a registered trademark of Isilon Systems, Inc. in the United States and/or other countries. All other trademarks used are the property of their respective owners.

Important Information

This press release (this “Statement”) relates to a planned tender offer by Electron Merger Corporation (“Purchaser”), a wholly owned subsidiary of EMC Corporation (“EMC”), for all shares of outstanding common stock of Isilon Systems, Inc. (“Isilon”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC, the Purchaser and Isilon.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Isilon. The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, EMC and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.

Forward-Looking Statements

This release contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) adverse changes in general economic or market conditions; (ii) delays or reductions in information technology spending; (iii) our ability to protect our proprietary technology; (iv) risks associated with managing the growth of our business, including risks associated with acquisitions and investments and the challenges and costs of integration, restructuring and achieving anticipated synergies; (v) fluctuations in VMware, Inc.’s operating results and risks associated with trading of VMware stock; (vi) competitive factors, including but not limited to pricing pressures and new product introductions; (vii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (viii) component and product quality and availability; (ix) the transition to new products, the uncertainty of customer acceptance of new product offerings and rapid technological and market change; (x) insufficient, excess or obsolete inventory; (xi) war or acts of terrorism; (xii) the ability to attract and retain highly qualified employees; (xiii) fluctuating currency exchange rates; (xiv) the expected benefits, costs, timing of completion and ability to complete the transaction; and (xv) other one-time events and other important factors disclosed previously and from time to time in EMC’s and/or Isilon’s filings with the U.S. Securities and Exchange Commission. EMC and Isilon disclaim any obligation to update any such forward-looking statements after the date of this release.

This release also contains statements on EMC’s business outlook for 2010. These statements on business outlook are based on current expectations. These statements on business outlook are also forward-looking, and actual results may differ materially. These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or consummated after the date hereof.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of EMC’s performance or liquidity, should be considered in addition to, not as a substitute for, measures of EMC’s financial performance or liquidity prepared in accordance with GAAP. EMC’s non-GAAP financial measures may be defined differently from time to time and may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how EMC defines its non-GAAP financial measures in this release.

Where specified in this release, certain items noted (including, where noted, amounts relating to restructuring and acquisition-related charges, stock-based compensation expense and intangible asset amortization) are excluded from the non-GAAP financial measures.

EMC’s management uses the non-GAAP financial measures in the release to gain an understanding of EMC’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects and excludes the above-listed items from its internal financial statements for purposes of its internal budgets and each reporting segment’s financial goals. These non-GAAP financial measures are used by EMC’s management in their financial and operating decision-making because management believes they reflect EMC’s ongoing business in a manner that allows meaningful period-to-period comparisons. EMC’s management believes that these non-GAAP financial measures provide useful information to investors and others (a) in understanding and evaluating EMC’s current operating performance and future prospects in the same manner as management does, if they so choose, and (b) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results.

All of the foregoing non-GAAP financial measures have limitations. Specifically, the non-GAAP financial measures that exclude the items noted above do not include all items of income and expense that affect EMC’s operations. Further, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and do not reflect any benefit that such items may confer on EMC. Management compensates for these limitations by also considering EMC’s financial results as determined in accordance with GAAP.

EMC to Acquire Isilon

Joe Tucci
Chairman & CEO, EMC Corporation

Pat Gelsinger
President & COO, EMC Corporation

Sujal Patel
President & CEO, Isilon

David Goulden
EVP & CFO, EMC Corporation

EMC[2]
where information lives

© Copyright 2010 EMC Corporation. All rights reserved.

1

EMC to Acquire Isilon

Joe Tucci

Chairman & CEO, EMC Corporation Pat Gelsinger President & COO, EMC Corporation Sujal Patel President & CEO, Isilon David Goulden EVP & CFO, EMC Corporation

Important Information

This presentation (this “Statement”) relates to a planned tender offer by Electron Merger Corporation (“Purchaser”), a wholly owned subsidiary of EMC Corporation (“EMC”), for all shares of outstanding common stock of Isilon Systems, Inc. (“Isilon”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC, the Purchaser and Isilon.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Isilon. The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC and Purchaser intend to file with the U.S. Securities and Exchange Commission

EMC and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.

Forward-Looking Statements

This presentation contains “forward-looking statements”as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) adverse changes in general economic or market conditions; (ii) delays or reductions in information technology spending; (iii) our ability to protect our proprietary technology; (iv) risks associated with managing the growth of our business, including risks associated with acquisitions and investments and the challenges and costs of integration, restructuring and achieving anticipated synergies; (v) fluctuations in VMware, Inc.’soperating results and risks associated with trading of VMware stock; (vi) competitive factors, including but not limited to pricing pressures and new product introductions; (vii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (viii)

component and product quality and availability; (ix) the transition to new products, the uncertainty of customer acceptance of new product offerings and rapid technological and market change; (x) insufficient, excess or obsolete inventory; (xi) war or acts of terrorism; (xii) the ability to attract and retain highly qualified employees; (xiii) fluctuating currency exchange rates; and (xiv) other one-time events and other important factors disclosed previously and from time to time in EMC’sfilings with the U.S. Securities and Exchange Commission. EMC disclaims any obligation to update any such forward-looking statements after the date of this presentation.

Joe Tucci

Chairman & CEO
EMC Corporation

© Copyright 2010 EMC Corporation. All rights reserved.
4

Joe Tucci

Chairman & CEO EMC Corporation

EMC Signs Definitive Agreement To Acquire Isilon

EMC²
where information lives®

© Copyright 2010 EMC Corporation. All rights reserved.
5

EMC Signs Definitive Agreement

To Acquire Isilon

•EMC To Acquire All Outstanding Shares For $33.85 / Share

•29% Premium To Friday’s

Closing Price On Day Of Isilon’sQ3 Earnings Call (10/21)

•Total Enterprise Value Of ~$2.25 Billion

Pat Gelsinger

President & COO
EMC Corporation

EMC² where information lives
© Copyright 2010 EMC Corporation. All rights reserved.
6

Pat Gelsinger

President & COO EMC Corporation

The "Big Data" Opportunity

Scale-Out NAS ($B)

Scale-out Software (file & object)*
Scale-out NAS appliance (file & object)
$0.5
$1.18
$1.69
$2.51
$3.65
$4.69
$5.35
$6.12
2007
2008
2009
2010
2011
2012
2013
2014

EMC²
where information lives®

© Copyright 2010 EMC Corporation. All rights reserved.
7

The “Big Data”

• Data Volumes Are Expected To Grow 44x By 2020

–Growth In Unstructured Data Will Be 3x Structured Data

• New Requirements For Managing Big Unstructured Data

–Scale-Out NAS Storage (Isilon)

–Object Storage (Atmos)

•$2B Opportunity Going To $6B By 2014 (36.7% CAGR) •Storage

Infrastructure For Private / Public Clouds

Isilon Is Very Complementary To EMC

Enterprise Applications	"Big Data" Applications
SAP / ORACLE — ERP	Gene Sequencing
Microsoft — Email	Geophysical Exploration
EMC² — Document Mgmt	Media Editing & Rendering
EMC² SAN & NAS (VMAX, Unified)	Isilon — Scale Out NAS (Isilon) EMC² — Object Storage (Atmos)

EMC² where information lives

© Copyright 2010 EMC Corporation. All rights reserved.

8

Isilon Is Very Complementary To EMC

EMC : A Complete Solution For Big Data

Globally Distributed
Data Distribution
Single Location
EMC Atmos
Object Storage
(SOAP, REST)
ebY
at&t
Isilon
Scale Out NAS
(CIFS, NFS)
BROAD
INSTITUTE
SONY
Performance

EMC² where information lives®

© Copyright 2010 EMC Corporation. All rights reserved.

9

EMC : A CompleteSolution For BigData

The EMC Big Picture

Enterprise Applications
"Big Data" Applications
SAP
ORACLE
ERP
Microsoft
Email
EMC²
Document Mgmt
EMC²
Analytics
(Greenplum)
Gene Sequencing
Geophysical Exploration
Media Editing & Rendering
EMC²
SAN & NAS (VMAX, Unified)
EMC² Scale Out NAS (Isilon)
EMC² Object Storage (Atmos)
EMC² Virtualization, Protection & Security

EMC² where information lives

© Copyright 2010 EMC Corporation. All rights reserved.

10

The EMC Big Picture

Sujal Patel

President & CEO
Isilon Systems

EMC² where information lives

© Copyright 2010 EMC Corporation. All rights reserved.
11

Sujal Patel

President & CEO Isilon Systems

About Isilon

EMC[2] where information lives

© Copyright 2010 EMC Corporation. All rights reserved.

12

About Isilon

•Founded In 2001; Headquartered in Seattle, WA •Seasoned Management Team; 500 Employees •Leading Provider Of Scale-Out NAS Storage Solutions •2010 Revenues Forecast At ~$200 Million •77% YOY Growth, 1500 Customers

Isilon Use Case: Kodak

Scale-Out NAS For The World’s

•Challenge

– 25 Million Users, 2BN Images

– Reduce capital & operating costs

– Deliver unsurpassed reliability

– Add multiple TB/day

•Solution: Isilon IQ

– Scaled from 10 TB to 10 PB w/o adding any IT staff

– More than $600K/yr in operating savings

– Eliminated 360 different file systems

– Major reduction in capital costs

“With our had more than 360 separate network volumes and with

Isilon we’ve capacity by 20X with only a handful of volumes to manage.”

Sonja Erickson VP, Technical Operations Kodak Gallery

Isilon Use Case: Sony

Scale-Out NAS For World Leader in Entertainment

•Challenge

– VFX, Blu-Ray and online music

– Time-to-market critical

– Monetize new and existing content

– High performance and scalability a must

•Solution: Isilon IQ

– Core underpinning infrastructure

– Unified disparate content silos to accelerate new content creation

– Sped time-to-market across multiple business sectors

– Hundreds of TBs requires less than one FTE

“WithIsilon, we can eliminate tedious, manual data migration tasks and better utilize our existing storage, while also freeing valuable human resources for higher-order Sony’s priorities. The cost- IT savings potential is significant.”

Nick Bali Engineer Sony Imageworks

Isilon Use Case: Broad Institute

Scale-Out NAS For World Leader in Genomic Research

•Challenge

– Multiple TB/day data growth

– Limited IT Staff

– High capacity and performance needs

•Solution: Isilon IQ

– Sustained more than five-fold increase in data w/o adding any IT staff

– On-demand scaling minimizes capital costs

– Single file system and point of management minimizes operating costs

– Multi-path I/O performance ideal for accelerating sequencer analysis

“With Isilon, to grow a single file system to over three

petabytes, while still maintaining the data throughput necessary to power our workflow and advance our research.”

Matthew Trunnell Manager of Research Computing The Broad Institute

Benefits For Isilon

•EMC Vision & Strategy

–Isilon Product Line Is Now

Private / Public Cloud Computing

•EMC Products & Technology

–Best Of Breed Portfolio

–Relevant To The Future Of The Data Center & IT

•Scale

–Leverage EMC Sales Team, Partner Network, Customer Base, Service Capability, to Accomplish Goals

Pat Gelsinger

President & COO
EMC Corporation

EMC² where information lives®

© Copyright 2010 EMC Corporation. All rights reserved.
17

Pat Gelsinger

President & COO EMC Corporation

Summary

Apply The “EMC Effect” To

•History Of Successful Integration And Growth

–VMware, Data Domain, Avamar

•Big Market Opportunity

–”Big Data” : Unstructured

–$2BN Opportunity Growing To $6BN By 2014, 36.7% CAGR

•Leading Product Portfolio

–Isilon : Scale Out NAS, Atmos : Object Storage

•Revenue Acceleration

–~12,000 Go-To-Market Personnel vs. ~120 For Isilon

–Scale Out NAS & Object To Be $1 Billion Run Rate During 2H 2012

David Goulden

EVP & CFO
EMC Corporation

© Copyright 2010 EMC Corporation. All rights reserved.

19

David Goulden

EVP & CFO EMC Corporation

EMC Signs Definitive Agreement To Acquire Isilon

•EMC To Acquire All Outstanding Shares For $33.85 / Share

•29% Premium To Friday’s

Closing Price On Day Of Isilon’sQ3 Earnings Call (10/21) •Total Enterprise Value Of ~$2.25 Billion •No Impact To EMC GAAP And Non-GAAP Earnings In 2010 •Accretive To Non-GAAP Earnings In 2011 •$1 Billion Run Rate Revenue From Isilon And Atmos During

2H 2012

Questions

© Copyright 2010 EMC Corporation. All rights reserved.

21

Questions

From: Sujal Patel

Sent: Monday, November 15, 2010 6:34 AM

To: Sujal Patel

Subject: Exciting News This Morning

Team —

This is a truly exciting and historic day for Isilon with the announcement that EMC has agreed to acquire our company for $33.85 per share in cash – a transaction valued at approximately $2.5 billion. This is big news for Isilon, our employees, shareholders, customers and partners, as well as EMC. A copy of the press release issued this morning is attached, as well as a set of FAQ’s that address some of the questions you may have.

Isilon was founded nearly 10 years ago on the core belief that scale-out architectures, and the powerful simplicity they deliver for enterprise data centers, would take root among an ever-broadening set of businesses around the world. Since our inception, we’ve introduced a game-changing portfolio of products, ushered in an entirely new category of storage, and built a strong business model that is well-positioned for the future. Our business momentum and industry-leading revenue growth demonstrate that the strength of our original vision has been matched only by the strength of our execution! You should be proud knowing that this success has been noticed and attracted this interest in our company.

Today’s announcement marks the beginning of a new chapter for Isilon; one that is fueled by a partnership that will enable us to accelerate our ability to capture the expanding opportunity before us. After a number of conversations with the EMC team, it became clear to our executives and Board of Directors that EMC represents an ideal partner for Isilon – the complementary nature of our technologies is simply undeniable. Furthermore, the depth and breadth of EMC’s market reach is unparalleled and will provide us access to new customers and new markets. We join forces with fellow innovators such as VMWare and Data Domain in offering our customers the most comprehensive and compelling set of storage and data management technologies available.

EMC has a strong track record of successful integrations, and I am confident we have made the right move for our company and our shareholders and delivered a transaction that will prove beneficial for employees, customers and partners. Upon the completion of the transaction, Isilon will become a subsidiary of EMC, reporting into the Information Infrastructure Products group.

We anticipate that the transaction will be completed by the end of the calendar year. That said, until the close of the transaction, we remain independent companies and it will be business-as-usual at Isilon. It is crucial that we all continue to stay focused on Isilon’s business execution while this transition process is underway.

As we enter this new chapter, there are many things at Isilon that will remain the same. Our leadership team will remain in place, including myself, and our headquarters will remain in Seattle. Isilon’s entrepreneurial culture and the rapid product innovation that Isilon is known for will continue. Importantly, EMC has made clear their desire to retain and build upon the employees that have driven Isilon to our current level of success. They recognize that the talented team we have assembled will be a critical asset in moving the business forward.

I appreciate that given today’s announcement, you will likely have questions. You will be receiving a calendar invitation shortly for an all-company meeting to be held today (Monday, November 15) at 10 AM Pacific, on “C” level. In addition, a conference call will take place tonight at 5 PM Pacific for the benefit of our APAC & Japan based employees. Between those meetings, conversations with your manager, and the attached FAQ document, I’m confident we can address many of your questions. Of course, as additional information becomes available, we are committed to keeping you in the loop.

I am personally very excited for all of you and our company. This is a great win for Isilon, and we could have no better partner than EMC as we strive to take our company to the next level of success. I hope you share my excitement in being able to participate in this next phase of Isilon’s continuing evolution! I am confident that working together we will succeed at a scale and at a rate that we could not have achieved on our own.

Sujal

Important Legal information

The tender offer referred to in this Frequently Asked Questions (“FAQ”) document has not yet commenced. This FAQ is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Isilon Systems, Inc. (“Isilon”). The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC Corporation (“EMC”) and Electron Merger Corporation (“Purchaser”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, EMC and Purchaser will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.

Statements in this FAQ that relate to future results and events are forward-looking statements based on EMC’s and/or Isilon’s current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; satisfaction of conditions to the consummation of the proposed tender offer, including obtaining antitrust approvals in the U.S.; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Isilon’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in EMC’s and Isilon’s SEC reports, including but not limited to the risks described in EMC’s and Isilon’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2009. EMC and Isilon assume no obligation and do not intend to update these forward-looking statements.

Isilon Employee FAQ

1. What was announced today?

This morning we announced that we have reached an agreement under which EMC will purchase all of the outstanding common stock of Isilon for $33.85 per share in cash – a transaction valued at approximately $2.5 billion. This is a truly exciting and historic day for Isilon.

Today’s announcement marks the beginning of a new chapter for Isilon; one that is fueled by a partnership that will enable us to accelerate our ability to capture the expanding opportunity before us. After carefully considering this opportunity, our executive team and Board of Directors strongly believe that EMC represents an ideal partner for Isilon.

2. Who is EMC?

EMC Corporation is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. EMC has a strong track record of successful integrations, and the depth and breadth of EMC’s market reach is unparalleled and will provide Isilon access to new customers and new markets.

3. Why is Isilon entering into this transaction?

Isilon’s executive team and Board of Directors strongly believe that EMC represents an ideal partner for Isilon – the complementary nature of our technologies is simply undeniable. Isilon was founded nearly 10 years ago on the core belief that scale-out architectures, and the powerful simplicity they deliver for enterprise data centers, would take root among an ever-broadening set of businesses around the world. Since our inception, we’ve introduced a game-changing portfolio of products, ushered in an entirely new category of storage, and built a strong business model that is well-positioned for the future. Our business momentum and industry-leading revenue growth demonstrate that the strength of our original vision has been matched only by the strength of our execution!

Importantly, EMC recognizes that the talented team we have assembled will be a critical asset in moving the business forward.

4. Will there be any changes for employees as a result of the proposed transaction? Will my job change as a result of this transaction? Will we have to relocate?

Until the close of the transaction, which we anticipate will be completed by the end of the calendar year, we remain independent companies. Your responsibilities will remain the same and it will be business as usual.

Upon the completion of the transaction, Isilon will become a subsidiary of EMC and part of the Information Infrastructure Products Division. As we enter this new chapter, there are many things at Isilon that will remain the same. Our leadership team will remain in place, including myself, and our headquarters will remain in Seattle. Isilon’s entrepreneurial culture and the rapid product innovation that Isilon is known for will continue. Importantly, EMC has made clear their desire to retain and build upon the employees that have driven Isilon to our current level of success. They recognize that the talented team we have assembled will be a critical asset in moving the business forward.

5. Do I work for EMC now? Who will I report to? How long before Isilon is integrated into EMC and what is the anticipated timeline?

No. As of today, and until the transaction closes, you will remain an Isilon employee and we will remain independent from EMC. Upon the completion of the transaction, which we anticipate by the end of the calendar year, Isilon will become a subsidiary of EMC as part of the Information Infrastructure Products Division. Until that time your responsibilities will remain the same, you will continue to report to your same supervisor and our internal processes will not change. In short, it will be business as usual at Isilon.

As we move forward, EMC and Isilon will form an integration team comprising executives from both companies to help ensure a seamless transition for our employees and our customers.

6. Will there be any layoffs or other changes for employees as a result of this announcement?

EMC has made clear their desire to retain and build upon the employees that have driven Isilon to our current level of success. They recognize that the talented team we have assembled will be a critical asset in moving the business forward.

7. What can I tell my customers?

The truth – that today’s announcement marks the beginning of a new chapter for Isilon; one that is fueled by a partnership that will enable us to accelerate our ability to capture the expanding opportunity before us. The depth and breadth of EMC’s market reach is unparalleled and will allow us to better serve our customers while providing access to new markets. We join forces with fellow innovators such as VMWare and Data Domain in offering our customers the most comprehensive and compelling set of storage and data management technologies available. Isilon’s entrepreneurial culture and the rapid product innovation that Isilon is known for will continue.

8. What does it mean for Isilon to become a subsidiary of EMC?

As a subsidiary of EMC, Isilon’s stock will no longer be independently traded in the market, although the Company will continue to operate under the Isilon name and will continue to be led my the current management team.

9. How will I know more about the progress of the transaction?

As additional information becomes available, we are committed to keeping you in the loop. We will continue to communicate developments regarding this transaction through town hall meetings, letters and other communications.

10. What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

It is likely that today’s news will lead to increased interest in Isilon and it’s important we speak with one voice on this matter. As per our internal process, if you receive any inquiries from the media, please refer them to our Marketing Communications Group. If you receive inquiries from investors or other financial parties, please refer them to our Legal Department.

Important Legal information

The tender offer referred to in this Frequently Asked Questions (“FAQ”) document has not yet commenced. This FAQ is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Isilon Systems, Inc. (“Isilon”). The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC Corporation (“EMC”) and Electron Merger Corporation (“Purchaser”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, EMC and Purchaser will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.

Statements in this FAQ that relate to future results and events are forward-looking statements based on EMC’s and/or Isilon’s current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; satisfaction of conditions to the consummation of the proposed tender offer, including obtaining antitrust approvals in the U.S.; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Isilon’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in EMC’s and Isilon’s SEC reports, including but not limited to the risks described in EMC’s and Isilon’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2009. EMC and Isilon assume no obligation and do not intend to update these forward-looking statements.

Isilon Customer FAQ

1. What was announced today?

This morning we announced that EMC will acquire our company for $33.85 per share in a cash – a transaction valued at approximately $2.5 billion. This is big news for Isilon, our employees and shareholders – and for you, our valued customers.

2. Who is EMC?

EMC Corporation is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. Importantly, EMC has a strong track record of successful integrations, and I am confident we have made the right move for our company and all of our stakeholders.

Additional information about EMC’s products and services can be found at www.EMC.com.

3. How will this transaction affect customers? Should I expect changes?

We expect that you will see no change as a result of this transaction. Throughout this process and following the close of the transaction, it will be business as usual at Isilon.

Going forward you will remain a critical part of our success, and together, we look forward to continuing to grow our enterprise and providing you with best-in-class products and service for many years to come. We remain committed to providing you with the high quality products and services you have come to expect from us. Upon completion, we will become a subsidiary of EMC, and we expect that you will see no change to the leading technology and service you’ve come to expect from Isilon as a result of this transaction.

4. What will happen to the Isilon brand?

Upon the completion of the transaction, Isilon will become a subsidiary of EMC. We remain committed to providing you with the high quality products and services you have come to expect from us.

5. Should Isilon customers continue to contact their regular representative?

Yes, your day-to-day customer contacts will remain the same, and we expect the integration to be seamless. As always, if you have any questions please do not hesitate to reach out to your regular sales representative. As we move through this process, we will continue to keep you updated on important developments.

6. Will there be changes to corporate contracts as a result of this announcement?

There are no changes to corporate contracts as a result of the announcement.

7. How long before the transaction is completed?

The Company expects the transaction to close by the end of the calendar year.

8. Where can I find additional information?

As we move through this process, we will continue to keep you updated on important developments. As always, if you have any questions please do not hesitate to reach out to your regular sales representative.

Important Legal information

The tender offer referred to in this Frequently Asked Questions (“FAQ”) document has not yet commenced. This FAQ is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Isilon Systems, Inc. (“Isilon”). The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC Corporation (“EMC”) and Electron Merger Corporation (“Purchaser”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, EMC and Purchaser will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.

Statements in this FAQ that relate to future results and events are forward-looking statements based on EMC’s and/or Isilon’s current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; satisfaction of conditions to the consummation of the proposed tender offer, including obtaining antitrust approvals in the U.S.; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Isilon’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in EMC’s and Isilon’s SEC reports, including but not limited to the risks described in EMC’s and Isilon’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2009. EMC and Isilon assume no obligation and do not intend to update these forward-looking statements.

November 15, 2010

Dear Valued Customer:

Today is an exciting day for Isilon! This morning we announced that EMC will acquire our company for $33.85 per share in a cash – a transaction valued at approximately$2.5 billion. This is big news for Isilon, our employees and shareholders – and for you, our valued customer. A copy of the press release issued this morning is attached, as well as a set of FAQ’s that will address some of the questions you may have.

EMC Corporation is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. Importantly, EMC has a strong track record of successful integrations, and I am confident we have made the right move for our company and all of our stakeholders.

Isilon was founded nearly 10 years ago on the core belief that scale-out architectures, and the powerful simplicity they deliver for enterprise data centers, would take root among an ever-broadening set of businesses around the world. Since our inception, we’ve introduced a game-changing portfolio of products, ushered in an entirely new category of storage, and built a strong business model that is well-positioned for the future. We believe that now is the right time to join with EMC, a company with the significant resources and technology synergies needed to fully capture the opportunities before us.

Throughout this process and following the close of the transaction, which we expect to occur by the end of the calendar year, it will be business as usual at Isilon. Upon completion, we will become a subsidiary of EMC, and we expect that you will see no change to the leading technology and service you’ve come to expect from Isilon as a result of this transaction. Isilon’s entrepreneurial culture and the rapid product innovation that Isilon is known for will continue. Your day-to-day customer contacts will remain the same, and we expect the integration to be seamless. As always, if you have any questions please do not hesitate to reach out to your regular sales representative.

As we move through this process, we will continue to keep you updated on important developments. We value our relationship with you and appreciate your business. Going forward you will remain a critical part of our success, and together, we look forward to continuing to grow our enterprise and providing you with best-in-class products and service for many years to come.

This is a very exciting time for Isilon. We appreciate your continued support and hope that you share our excitement as we enter this next phase of Isilon’s continuing evolution!

Regards,

Sujal Patel

President and Chief Executive Officer

Important Legal information

The tender offer referred to in this Frequently Asked Questions (“FAQ”) document has not yet commenced. This FAQ is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Isilon Systems, Inc. (“Isilon”). The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC Corporation (“EMC”) and Electron Merger Corporation (“Purchaser”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, EMC and Purchaser will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.

Statements in this FAQ that relate to future results and events are forward-looking statements based on EMC’s and/or Isilon’s current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; satisfaction of conditions to the consummation of the proposed tender offer, including obtaining antitrust approvals in the U.S.; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Isilon’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in EMC’s and Isilon’s SEC reports, including but not limited to the risks described in EMC’s and Isilon’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2009. EMC and Isilon assume no obligation and do not intend to update these forward-looking statements.

November 15, 2010

Dear Valued Business Partner:

I am writing to inform you about an exciting development for Isilon.

This morning we announced that EMC has agreed to acquire Isilon for $33.85 per share in cash – a transaction valued at approximately $2.5 billion. A copy of the press release issued this morning is attached.

Together we’ve built a great business and your partnership has been an integral part of our success. The combination of our products and your go-to-market strategies have helped to position and grow Isilon. We believe that now is the right time to join with EMC, a company with the significant resources and technology needed to fully capture the opportunities before us.

Importantly, all contracts will be honored, your day-to-day contact will remain the same, and we expect a seamless integration. Our leadership team will remain in place, including myself as President and Chief Executive Officer, and our headquarters will remain in Seattle.

EMC has a strong track record of successful integrations, and we are confident that this proposed transaction will be seamless for partners, customers and employees. Upon the completion of the transaction, Isilon will become a subsidiary of EMC, and we expect that our partners and customers will see no change to the leading technology and service you have come to expect from Isilon as a result of this transaction.

We strongly believe this transaction is great news for you, our business partners. EMC represents an ideal additional partner for Isilon – the synergies between our technologies are simply undeniable. Furthermore, the depth and breadth of EMC’s market reach is unparalleled and will provide us access to new customers and new markets. Together, we will offer the most comprehensive and compelling set of storage and data management technologies available.

We anticipate that the transaction will be completed by the end of the calendar year. That said, until the close of the transaction, we remain independent companies and it will be business as usual at Isilon.

As we move through this process, as additional information becomes available, we will continue to keep you in the loop. In the meantime, if you have any questions or wish to discuss this matter further, please feel free to contact us directly at 206-315-7500.

At Isilon, we place great value on the relationships we’ve cultivated with our partners and I can assure you that our commitment to innovative storage solutions and support is unchanged. I hope that you share our excitement as we enter this next phase of Isilon’s continuing evolution!

Sincerely,

Sujal Patel

President and Chief Executive Officer

Important Legal information

The tender offer referred to in this Frequently Asked Questions (“FAQ”) document has not yet commenced. This FAQ is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Isilon Systems, Inc. (“Isilon”). The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC Corporation (“EMC”) and Electron Merger Corporation (“Purchaser”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, EMC and Purchaser will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.

Statements in this FAQ that relate to future results and events are forward-looking statements based on EMC’s and/or Isilon’s current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; satisfaction of conditions to the consummation of the proposed tender offer, including obtaining antitrust approvals in the U.S.; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Isilon’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in EMC’s and Isilon’s SEC reports, including but not limited to the risks described in EMC’s and Isilon’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2009. EMC and Isilon assume no obligation and do not intend to update these forward-looking statements.

November 15, 2010

Dear Valued Business Supplier,

I am writing to let you know that this morning we announced that EMC has agreed to acquire Isilon for $33.85 per share in cash – a transaction valued at approximately $2.5 billion. A copy of the press release issued this morning is attached.

EMC Corporation is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. Importantly, EMC has a strong track record of successful integrations, and I am confident we have made the right move for our company and all of our stakeholders.

We believe this transaction is great news for our suppliers. As part of EMC, we are confident that with increased scale, capabilities, and a stronger financial position, we will be able to drive growth and invest even more in our business than what would be possible as a standalone company. In addition, EMC has a strong track record of successful integrations, and we are confident that this transaction will be seamless for suppliers, customers and employees. Upon the completion of the transaction, Isilon will become a subsidiary of EMC, and we expect that our suppliers and customers will see no significant changes as a result of this transaction.

We place tremendous value on the relationships we’ve cultivated with all our suppliers and we believe this transaction will help to strengthen our partnership with you. All current contracts will be honored, your day-to-day contact will remain the same, and there should be no immediate change in how we conduct business with you.

We anticipate that the transaction will be completed by the end of the calendar year. As we move through this process we will continue to keep you updated on important developments. In the meantime, if you have any questions or wish to discuss this matter further, please feel free to contact your usual Isilon representative.

Your company has been, and remains, a valued and important business partner to us. We appreciate your continued support and hope that you share our excitement as we enter this next phase of Isilon’s continuing evolution!

Sincerely,

Sujal Patel

President and Chief Executive Officer

Important Legal information

The tender offer referred to in this Frequently Asked Questions (“FAQ”) document has not yet commenced. This FAQ is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Isilon Systems, Inc. (“Isilon”). The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC Corporation (“EMC”) and Electron Merger Corporation (“Purchaser”) intend to file with the U.S.

Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, EMC and Purchaser will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.

Statements in this FAQ that relate to future results and events are forward-looking statements based on EMC’s and/or Isilon’s current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; satisfaction of conditions to the consummation of the proposed tender offer, including obtaining antitrust approvals in the U.S.; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Isilon’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in EMC’s and Isilon’s SEC reports, including but not limited to the risks described in EMC’s and Isilon’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2009. EMC and Isilon assume no obligation and do not intend to update these forward-looking statements.

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

ISLN - EMC Conference Call to Discuss Acquisition of Isilon

Event Date/Time: Nov 15, 2010 / 01:30PM GMT

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

CORPORATE PARTICIPANTS

Tony Takazawa

EMC Corporation - VP of Global IR

Joe Tucci

EMC Corporation - Chairman & CEO

Pat Gelsinger

EMC Corporation - President & COO

Sujal Patel

Isilon Systems, Inc. - President & CEO

David Goulden

EMC Corporation - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Amit Daryanani

RBC Capital Markets - Analyst

Kevin Hunt

Hapoalim Securities - Analyst

Ittai Kidron

Oppenheimer - Analyst

Kaushik Roy

Wedbush - Analyst

Lou Miscioscia

Collins Stewart - Analyst

Daniel Ives

FBR - Analyst

Aaron Rakers

Stifel Nicolaus - Analyst

Keith Bachman

Bank of Montreal - Analyst

Glenn Hanus

Needham - Analyst

Jason Ader

William Blair - Analyst

Jason Maynard

Wells Fargo - Analyst

Ananda Baruah

Brean Murray - Analyst

Ben Reitzes

Barclays Capital - Analyst

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

PRESENTATION

Operator

Good morning and thank you for standing by. At this time all participants are in a listen-only mode until the question-and-answer portion of the conference. (Operator Instructions). This conference is being recorded. If you have any objections you may disconnect. I would now like to turn the call over to your host today, Mr. Tony Takazawa. Sir, you may begin.

Tony Takazawa - EMC Corporation - VP of Global IR

Thank you, Stacy. Good morning, welcome to EMC’s call to discuss our proposal to acquire Isilon Systems. On the call today are Joe Tucci, EMC Chairman, President and CEO, and David Goulden, EMC Executive Vice President and CFO. Joining us this morning from Seattle are Sujal Patel, Isilon President and CEO, and Pat Gelsinger, EMC President and COO of EMC Information Infrastructure Products.

Joe will spend a few minutes discussing the agreement and the strategic rationale of this combination. He will be followed by Pat and Sujal who will give you insight into how and why the combination of these two businesses provides very unique value to our customers, partners and shareholders. David will then discuss some of the specifics of the proposed transaction. After the prepared remarks we will open up the lines to take your questions.

I would like to point out that the presentation today does not represent an offer to buy or the solicitation of an offer to sell any securities. Further information about this proposed transaction will be available in EMC and Isilon’s filings with the US Securities and Exchange Commission and we recommend that you refer to these filings for important information including the terms and conditions of the offer.

In addition, the call this morning will contain forward-looking statements and information concerning factors that could cause actual results to differ can be found in EMC’s filings with the SEC. A slide presentation, including important background information on the proposal, is available on the EMC website. And lastly, I will note that an archive of today’s presentation will be available following the call. With that it’s now my pleasure to introduce Joe Tucci. Joe.

Joe Tucci - EMC Corporation - Chairman & CEO

Thanks, Tony. I would like to begin by welcoming and thanking everyone for joining our conference call today on such short notice. This is an exciting day for us here at EMC. As you have undoubtedly heard, EMC has reached an agreement with Isilon under which we will acquire Isilon for $33.85 a share in cash. This represents a 29% premium over Friday night’s close and our plan is to conclude this transaction before year’s end.

I would like to take this opportunity to welcome the 500 talented people at Isilon to the EMC family and congratulate them on their many accomplishments and successes.

Now I’ll spend a few minutes and take you through the opportunity as we see it and articulate why we are so excited about our future prospects. First and foremost the best reason to do any acquisition is to accelerate growth, profitable growth. Bringing Isilon into the EMC family, just as with the case with our Data Domain acquisition, is all about accelerating growth by further focusing and executing on a very large and rapidly growing market opportunity.

In short we believe the combination of the EMC and Isilon Solutions will position us best to help our customers store and manage the vast amounts of Big Data that the transformational cloud computing wave will thrust upon them. This explosion of data will hit all customers, whether they are a private company, a public company, a nonprofit, a government or one of our service provider partners. Simply stated, EMC will be able to offer the most complete portfolio of storage offerings for both the world of today and the rapidly emerging cloud computing world of tomorrow.

And now to the point of today’s announcement. With Isilon we are aggressively extending the reach of our rapidly growing midrange storage product family. Isilon is the market leader in scale-out NAS systems, enabling customers to store and manage data, data like 3-D movies, PACS healthcare data, seismic data, genomic sequencing data, audio and video files, just to name a few.

EMC has the perfect complement to Isilon with our Atmos object storage. When data is increasingly dispersed around the globe and there is a need for access from Web 2.0 application, Atmos technology and capability shine. Together Isilon and Atmos represent a great 1-2 punch for storing and managing Big Data and we have plans to make one plus one equal a lot more than two.

I’ll close my formal remarks with a few items related to our plans to welcome and integrate Isilon into EMC. First we intend to increase R&D investment in Isilon within our Information Infrastructure product group. Second, we intend to leverage our global sales and marketing organization which is over 12,000 strong and operates in over 83 countries around the world. We also intend to leverage our extensive network of channel and alliance partners and our global services organization to ensure even broader adoption of Isilon’s leading portfolio of products.

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

Third, this acquisition is all about accelerating growth and rapidly capitalizing on an emerging market opportunity. Fourth, I’d like to remind everyone of EMC’s very good track record of integrating companies, retaining and growing key talent and achieving strong financial results. And finally, we expect the combination of Isilon and Atmos to reach a $1 billion run rate during the second half of 2012 and we expect this acquisition to be non-cap EPS accretive next year.

By adding Isilon to our market-leading product portfolio EMC is very well positioned at the intersection of cloud computing and Big Data. Given what’s going on in the IT world today I can’t think of a better place to be. And now I’ll hand it over to Pat, Sujal and David to provide you more details on this agreement. Pat, you’re up first.

Pat Gelsinger - EMC Corporation - President & COO

Thank you, Joe. This is truly a great day and a thrilling announcement. As Joe has indicated, we see the convergence of two very powerful trends in information technology, that of Big Data and of the cloud. Earlier this year you heard us speak in regards to the IDC report indicating that data would increase 44X over the next decade. This is super Moore’s Law, e.g. data is growing faster than this well-known law of semiconductors resulting in a continued tremendous increase of data.

We know that much of that data is emerging in social, media, medicine and other areas which are significantly different than the database transaction and small file data that have been the majority of what we handle, store and process in our IT infrastructure to date. This explosion of data creates, nay demands a new model of cost effectively storing and managing that information.

These new types of data and extremely large data volumes are precisely where Isilon has been very successful to date beginning with areas like media and entertainment and now scaling into a variety of different usage models. Similarly, we at EMC have organically been working into space with our Atmos object storage platform which has uniquely focused on globally distributed environments and emerging object interfaces to data.

Analysts likewise have begun to understand the importance of this fast-growing segment. In fact, the recent report from IDC — they indicate that this segment, while not yet precisely defined and somewhat fragmented across many players to date, is approximately $2 billion in revenue to date and expected to grow very rapidly to an expected $6 billion on an annual basis by 2014.

As EMC’s focus on the cloud has led us to explore both public and private cloud offerings for our infrastructure, we see These Big Data applications being uniquely suited to our cloud infrastructure strategy, e.g. the world of the future will be dominated by cloud and Big Data. And as the famous saying goes, this is where the puck is going.

We see Isilon as extremely complementary; on the left side of this chart you see the key application areas that dominate the infrastructure of data centers today. Transaction and database environment for ERP applications like SAP and Oracle; similarly communications applications like Microsoft Exchange or [SharePort]. And finally workflow processes like EMC’s documents and product line.

Against these types of applications, EMC is today the leader in storage infrastructure with our or award-winning VMAX Unified product offerings. Taken together these applications and the infrastructure that supports them represents the preponderance of what IT operates today and represents the majority of our revenue today.

However, we see these new types of Big Data applications, which are simply much, much bigger than anything we’ve seen in the past, measured literally in petabytes versus terabytes. These applications typically work in larger data sets, they are more sequential, less transactional and typically file or object oriented. Applications like gene sequencing, geophysical exploration and media and entertainment are just a few of the application examples that would typify the Big Data applications of tomorrow.

Against these application environments we see the need for new scale-out storage environments such as Isilon and Atmos. Of course as this enormous new category for Big Data, there will be different requirements for different applications. In this sense we see Atmos and Isilon as complementary and taken together giving a unique and complete set of capabilities.

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Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

First Isilon — Isilon provides scale-out capabilities, which Sujal will describe in a moment, from as little as three nodes up to 144 nodes they provide seamless scaling and high-performance for largely file oriented environments. Sujal will provide several customer examples in a moment, but to summarize, these systems can scale to enormous environments where Isilon provides tremendous flexibility with tremendous operational efficiencies.

Atmos, in contrast, provides similar cost, scale and operational efficiency, but does so across distributed environments that literally could be global in nature; e.g. with many data centers, thousands or millions of users all having a shared or global view of the same data. Further, Atmos provides a new emerging set of interfaces such as REST that are being popularized with emerging Web 2.0 applications.

Between the two, Atmos and Isilon, EMC will provide to our mutual customers and our channels and partners a complete solution for this emerging world of Big Data. Thus pulling all the pieces together, we have best-in-class offerings for the enterprise of today and with Isilon and Atmos we provide best-in-class offerings for the scale-out environments for the Big Data applications of tomorrow as well.

Further, with our recent Greenplum acquisition and the formation of our new data computing division we also offer a best-in-place analytics capability that allows the combining of data from enterprise applications of today with emerging applications of tomorrow to create a unique analytic capability for Big Data. Of course we see our VMware platform as pivotal to fully virtualize today’s IT infrastructure, as well as creating the cloud platforms of tomorrow.

Similarly, with RSA and the BRS products, we complete this picture providing our customers security and backup protection for today’s and tomorrow’s infrastructure and data environments. Taken together this picture provides a good summary of EMC’s products and our vision for the cloud and Big Data environments of tomorrow.

Sitting with me here in the Isilon offices in Seattle, it’s now truly a pleasure of mine to introduce to you one of the Isilon founders and CEO, Sujal Patel. As we’ve gotten to know Sujal and the team at Isilon over the last several months we’ve found a company that is very much like EMC — it is passionate about winning, it is focused on doing great things for its customers.

We have a common view of the market and opportunity, a similar view of competition, a passionate vision for the cloud and Big Data. I’m confident that Isilon is the next perfect member to join the EMC family. We that let me turn it over to Sujal.

Sujal Patel - Isilon Systems, Inc. - President & CEO

Thank you, Pat. This is truly an exciting and historic day for Isilon. I cannot overstate how pleased we are to be partnering with EMC in our efforts to provide customers with world-class storage solutions that help them harness the wave of Big Data that’s crashing across the enterprise.

This partnership brings together truly complementary technologies and allows us to offer our customers the most comprehensive set of storage and data management technology available today. Together EMC and Isilon are strongly positioned to help customers extract maximum insight from Big Data and to transform that insight into action.

Isilon was founded nearly 10 years ago on the belief that scale-out architectures and the powerful simplicity they deliver for enterprise data centers would take root among a broadening set of businesses around the world. Now, nearly 500 employees strong and headquartered in Seattle, we’ve built one of the fast growing technology companies in the world with unmatched year-over-year revenue growth driven by unique scale-out NAS solutions that we’ve brought to the market.

With more than 1,500 customers today we serve a wide and growing range of enterprise use cases. Clearly today’s announcement opens up many possibilities for expanding our footprint to a much greater degree than was possible before. I know that my colleagues around the world look forward, as I do, to putting our new partnership to work for our customers as soon as we can.

Joe and Pat have asked me to take just a few minutes to share with you how Isilon’s industry-leading scale-out NAS solutions have made a difference for some of the world’s leading organizations. A good example of how Isilon has helped our customers manage Big Data in the cloud is Kodak Gallery, one of the world’s largest online photo sharing sites.

Kodak began with just 10 terabytes of Isilon storage to consolidate user generated image repositories onto a single shared storage resource. Today Kodak has grown to more than 10 petabytes of Isilon storage without adding any additional IT staff. Think about that for a moment — 1,000X data growth and no more additional staff. This isn’t simply about doing more with less; this is about using innovative technology to propel business at an unprecedented rate. This is business at the scale of the cloud.

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Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

Sony is one of the world’s most recognizable brands. Sony has deployed Isilon across a number of its business units — Sony Imageworks, Sony Pictures, Sony Music and many others. For Sony monetizing its enormous catalog of content through new formats, distribution mediums and delivery methods is core to its business. With Isilon Sony has been able to accelerate the rate at which it can create, edit and deliver new content to its many different audiences.

Today Isilon is a core component of Sony’s IT infrastructure, enabling the entertainment leader to quickly and efficiently monetize its content and meet ever growing consumer demand for more immersive entertainment experiences.

Another example of Isilon and how — another example of how Isilon is enabling customers to extract maximum insight from Big Data is the Broad Institute, a partnership of Harvard and MIT. As one of the world’s leading high throughput genetic sequencing environments the Broad is at the leading edge of creating and using genomic data to help usher in an era of truly personalized medicine.

When the Broad first deployed Isilon in 2008 our solutions enabled the Institute to sustain a more than fivefold increase in data growth over the course of that year without adding any additional staff. Today the Broad remains on the cutting edge of scientific research due in large part to their ability to translate mountains of data into actionable discoveries.

Let me wrap up by saying that EMC represents an ideal partner for Isilon. The complementary nature of our technologies is simply undeniable. And our companies share something even more important than technology alone — we share a common vision of the solutions that can help shape the future of the next-generation data center, data centers that will seek to harness and make productive the wave of Big Data that Joe referred to earlier.

At Isilon we stand ready to work arm in arm with our new partners at EMC to solve the most interesting and pressing Big Data storage challenges facing customers to day. With that, thank you, and I’ll pass the call back to Pat.

Pat Gelsinger - EMC Corporation - President & COO

Thank you very much, Sujal. Just to quickly summarize, as we have seen with our other acquisitions, we have great opportunity in front of us. With VMware we show that EMC is a good acquirer; we choose companies that are growing rapidly and critical to the future of where the IT industry is going. [This is] also a new and adjacent area of growth for EMC, we believe Isilon is similarly well-positioned.

As we have seen with our Data Domain acquisition, EMC is also a smart acquirer. We have been able to combine Data Domain and the Avamar products with the combination providing a high-growth position in the critical transition away from tape to de-duplicated disk-based backup. The combination grew faster than either by themselves. Similarly, we expect the combination of Atmos and Isilon to provide assets to offer a complete set of scale-out offerings that will accelerate the growth of both of these offerings.

As we have also seen, EMC is a proven acquirer. These acquisitions have quickly shown the EMC effect. EMC has proven the ability to manage the transition while — grow the companies rapidly, keep the key talent in place, utilize our great brand and service reputations, accelerate sales through the global reach of our sales force and channel partners. Taken together we refer to this as the EMC effect.

We do think the time is right for this set of offerings as the market for Big Data is just now emerging. As we have shown, the market is expected to grow rapidly and between Isilon for NAS and Atmos for global object environments we have the key assets to deliver a unique and complete infrastructure for Big Data applications. Given the tremendous reach of our 12,000 go-to-market professionals of EMC, we believe the combined scale of our offerings will reach the $1 billion run rate in the second half of 2012.

In summary, this is a great day. It’s a great day for Isilon; it’s a great day for EMC, for our partners and our customers. I’ll tell you, I’m anxiously looking forward to completing this deal, working with Sujal, working with the Isilon team, bringing the EMC effect, accelerating the great results they have achieved today. This is going to be a great deal. Thank you very much. And over to you, David.

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

David Goulden - EMC Corporation - EVP & CFO

Thank you, Pat. I’d now like to spend a few moments to go over the details of this transaction and how it fits nicely into both our business strategy and our financial triple-play.

As stated under the terms of the agreement, EMC will pay $33.85 per share in cash for each share of Isilon. At this price the total enterprise value is approximately $2.25 billion. The purchase price represents a 29% premium over Isilon’s closing price on Friday and, importantly, an 18% premium to the closing price on October 21, the day Isilon announced their strong Q3 earnings.

Both Boards of Directors have unanimously approved the transaction. We do need to receive customary approvals and I expect to close the acquisition by the end of 2010. We do not expect the acquisition to have a material impact on EMC’s 2010 full year GAAP and non-GAAP EPS.

Today we are also reaffirming our previous outlook for the remainder of 2010 including our annual revenue expectations of $16.9 billion and our non-GAAP EPS of $1.25. You can see the rest of our reaffirmed outlook within the release.

As you heard from Joe, Pat and Sujal, we are very excited about the opportunity ahead. Isilon helps us address the growing opportunity for Big Data applications, especially in private and public clouds. In 2011 we expect Isilon to be accretive to EMC’s non-GAAP earnings per share.

Looking out a little further, we expect revenues from our scale-out file and object storage product lines, i.e. from Isilon and our current Atmos products, to reach a $1 billion annual run rate during the second half of 2012. To put this into a little bit more perspective, we’re saying that within the next two years we expect to approximately triple the combined quarterly revenues from Isilon and Atmos from projected Q4 2010 levels.

As those of you who follow EMC know, we’re very focused on an operational and financial model we call our triple-play. Within this we’re balancing — we’re focused on balancing our goals of continuing to gain share, investing for the future and showing positive leverage to profitability with the objective of continuing to maximize shareholder value by achieving our triple-play over time.

The acquisition of Isilon is a great example of our triple-play in action, we expect that the investment we’re making today in our future will have a meaningfully positive impact to our continued ability to grow fast in the market and will also help us drive leverage in our financial model as this business grows.

In summary, we believe the acquisition of Isilon is complementary to our existing storage business and will provide a very attractive return on investment for EMC’s shareholders. With that I’ll now turn the call back to Tony to moderate Q&A.

Tony Takazawa - EMC Corporation - VP of Global IR

Thanks, David. Before we open up the lines for your questions we ask you to try and limit yourself to one question, including clarifications. We thank you all for your cooperation in this matter. Stacy, can we open up the line for questions, please?

QUESTION AND ANSWER

Operator

(Operator Instructions). Amit Daryanani, RBC Capital Markets.

Amit Daryanani - RBC Capital Markets - Analyst

Good morning and thanks a lot for taking my questions. Just (inaudible) fundamentally, could you just talk about does it increase or really change your competitive dynamic versus someone like a NetApp, especially as it relates to cloud deployment? And could you just remind us how it relates to Isilon? Most of the [wins] historically, who have they come against in the past?

Joe Tucci - EMC Corporation - Chairman & CEO

Let me ask Pat and Sujal to comment on that.

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Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

Sujal Patel - Isilon Systems, Inc. - President & CEO

Sure, so in terms of the competitive dynamic, this is largely a segment that EMC is not playing in today, and thus we see this as additive to the revenue on mix for the Company. We do have some products that are touching the edge of this business such as our object platform that we have referred to, but largely we see this as additive. As to the competitive dynamic, I’ll let Sujal address that.

Sujal Patel - Isilon Systems, Inc. - President & CEO

So, with respect to the competitive dynamic comment, I think we’ve talked about this on our calls — scale-out is a new architecture within the storage market. And so, we essentially are providing a new way of storing data that competes against the traditional storage vendor. So we compete against the largest two market share leaders, NetApp and EMC, and between them the vast majority of the time we’re competing against NetApp predominately.

Tony Takazawa - EMC Corporation - VP of Global IR

Thanks, Amit. Next question, please.

Operator

Brian Marshall, Gleacher & Company. I’m sorry, let’s try Kevin Hunt of Hapoalim Securities.

Kevin Hunt - Hapoalim Securities - Analyst

Okay, thank you. I just want to follow up on a comparative question. You implied a market of about $2 billion and said that Isilon is the clear leader in the space. But you’re roughly say $200 million in revenue this year, that’s only about 10% share.

So I just kind of want to get more follow up on exactly who — you said you compete against NetApp, but is it against the spinnaker NetApp, is it against just the standard NAS product of NetApp? And who are the other players you do see in this space?

Joe Tucci - EMC Corporation - Chairman & CEO

Sujal, why don’t you start that?

Sujal Patel - Isilon Systems, Inc. - President & CEO

So, I’ll try to take a stab at that. So if you look at the competitive set for Isilon today, we largely compete against the traditional products that are out in the marketplace; i.e., when we compete against NetApp we’re competing against their traditional untapped 7G or untapped 8 in non-cluster mode operating systems.

And if you look at the market share slice and some of the projections that you saw in the prepared materials, what you’ll realize is that the market opportunity for scale-out is much bigger than our potential reach or the reach of any of the other vendors who provide true scale-out capabilities, and I think that’s really where the power of this combination really stems from.

Pat Gelsinger - EMC Corporation - President & COO

And there — just to add to that, we do see — and I think some of the IDC forecasts and market research indicates this as well — that it’s very fragmented today where you have the various offerings from NetApp, some of EMC’s Celerra product line, HP’s IBRIX, IBM’s SONAS, Dell Exanet, BlueArc, DataDirect, Panasas, [Severe] — right, there are many players, enough that it’s very hard to get a very, very precise view of the individual market shares of this segment.

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Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

However, as we’ve indicated in our comments, Isilon is seen as the leader in this segment, right, from a share and certainly from a thought leader and technology leadership perspective.

Kevin Hunt - Hapoalim Securities - Analyst

One other related question, so what’s going to be the driver of this huge market growth that you’re — IDC is indicating and you’re obviously sort of blessing here? I mean, there’s been talk about this kind of explosion of growth in this segment for a while, but it hasn’t really — I mean, obviously there’s good growth obviously by Isilon’s numbers, but the whole segment hasn’t really exploded like it has been thought. So what do you see as the catalysts upcoming here that are going to really cause that finally to happen?

Pat Gelsinger - EMC Corporation - President & COO

Joe, do want —?

Joe Tucci - EMC Corporation - Chairman & CEO

Go ahead, Pat, you can start it and I’ll add color.

Pat Gelsinger - EMC Corporation - President & COO

Yes, and I think as we’ve tried to indicate in our comments, this explosion of data, right, this unstructured data, the immediate data pipes, the new emerging usages, whether it’s an medicine and PACS data and oil and gas, etc., all of these are producing data as indicated by the IDC 44X over the next decade. And that is just resulting in extraordinary amounts of storage requirements as well as infrastructure to support, analyze, protect that data.

Joe Tucci - EMC Corporation - Chairman & CEO

And as we hinted, Kevin, that this is part and parcel fueled by the cloud wave itself. As public and private clouds get built out, every company now is pretty much talking about public and private clouds; of course we talk about public and private cloud computing together which we term hybrid cloud computing. It’s phenomenal — this phenomenon is going to I think accelerate this Big Data phenomenon. And as I said, we’re at this key intersection and with both the Atmos and Isilon technologies we feel absolutely the best position to capitalize on that wave.

Tony Takazawa - EMC Corporation - VP of Global IR

Thanks, Kevin. Next question, please.

Operator

Ittai Kidron, Oppenheimer.

Ittai Kidron - Oppenheimer - Analyst

Thanks and congratulations, gentlemen, on a good transaction. I wanted to dig in a little bit into the operating margin structure. Isilon has been running clearly well below EMC’s. On the combined platform here I know you guys probably don’t want to change much in the Isilon model near term, but is there — where do you see cost synergies potentially between the two companies and how soon do you think we can see them run through the model?

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

Joe Tucci - EMC Corporation - Chairman & CEO

David, why don’t you start that; Pat, you might want to add some color.

David Goulden - EMC Corporation - EVP & CFO

First of all, as we said on the call today, this is really about growth. So, we are focused upon investing in this business to get the revenue run rates up to the $1 billion level that we spoke about obviously with the combination of Atmos and Isilon together within the next couple of years, so it really is a growth story.

Now clearly that growth is going to leverage EMC. So we’re going to be investing in adding to the sales capability, the R&D capability, the marketing capability within Isilon, but we’re going to do within the EMC umbrella. Pat called it the EMC effect, so we’re going to get leverage from our sales force.

So, as this business grows and scales and gets close to that $1 billion number I talked about, we’ll start seeing it contributing towards the overall operating margin leverage story within EMC.

Ittai Kidron - Oppenheimer - Analyst

Dave, just to follow up on that, are you going to move the Atmos business into Isilon and combine it into one? Are they going to work in parallel? How is that going to work?

Joe Tucci - EMC Corporation - Chairman & CEO

Well, they’re going to start light by working in parallel, both Pat’s information infrastructure products group and then we’re going to take the next step after we get a chance to plan a little bit more.

Ittai Kidron - Oppenheimer - Analyst

Very good, good luck.

Tony Takazawa - EMC Corporation - VP of Global IR

Thanks. Next question, please.

Operator

Kaushik Roy, Wedbush.

Kaushik Roy - Wedbush - Analyst

Thanks. So, 8 to 9 times forward earnings is certainly not cheap. So the question is, was there any other bidder?

Joe Tucci - EMC Corporation - Chairman & CEO

We don’t want to go into the details of this. As Pat said, we’ve been looking at this for a long — this company for a long time; we’ve studied it deeply. I think the way to — the better way to look at it, Kaushik, is look at the progression of their revenue growth over the past several quarters, pretty phenomenal.

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Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

And then, stop me if I’m wrong, Sujal, but besides North America they only operate in three countries in Europe and aren’t in Asia yet. So think of the leverage that we can bring in bringing them into 83 countries rather rapidly. So, this is all about growth.

We put a pretty big bar up there of either in the second half, one of the two quarters in the second half of 2012, to break the code, we’ll be at or over $1 billion run rate and that’s impressive growth. And the other times we have said that — we said that with VMware, we said that with the combination of Avamar and Data Domain, we’re two for two. And we’re saying it again and we absolutely believe we can do it.

So, it’s all about growth and all about leverage, but we’re convinced this is a great platform, we don’t want to give away all the secrets (inaudible). We’re convinced there are a lot of synergies between what we do with Atmos and what we do in object storage and what’s being done here with scale-out NAS. And again, I referred to that intersection of where cloud meets Big Data, that’s where we want to be.

So not only be the leader on the left-hand side of Pat’s chart as we are today, be the leader on the right-hand side of that chart which, as Pat said, is a very fragmented market today. So fragmented markets always — leaders always emerge in fragmented markets and that is obviously our goal.

Tony Takazawa - EMC Corporation - VP of Global IR

All right. Thank you, Kaushik. Next question, please.

Operator

Lou Miscioscia, Collins Stewart.

Lou Miscioscia - Collins Stewart - Analyst

Okay, great, thank you. Maybe if you could give us an idea as to the size of Atmos right now. Obviously the numbers for Isilon are public just so we can try to see how things grow over the next three years? And then, when you are competing with NetApp can you just give us the top two, three or four items as to how you were able to win some of these big clients in comparison?

David Goulden - EMC Corporation - EVP & CFO

Lou, this is David; let me take the first part of that. I think I’ve given you a very good clue without giving you a very precise number. So, let me just kind of go through that clue again.

We’re not going to break out the details or size of Atmos, but if you think of what I said, I said that the $1 billion run rate, or $250 million a quarter, is approximately triple the combined revenues of Atmos and Isilon in the fourth quarter of this year. So I’ve given you a pretty good range.

I’ve said that the growth number is approximate, so I’m not giving you the exact revenues for Atmos, but I think I’ve given you a pretty good clue and you can see that Atmos is clearly the smaller of the two, but still an important contributor towards the overall revenues. So, that’s what we’re going to give you and we’ll keep you updated with how we’re doing on progress against the $2 billion — against the $1 billion run rate or the $250 million a quarter goal.

Joe Tucci - EMC Corporation - Chairman & CEO

I’ll start with Atmos and I’ll ask Sujal to answer how we kind of compete in the scale-out NAS site. Obviously in Atmos it’s a different interface — it’s not a filed interface, it’s not a block interface, it’s an object interface, which for growing classes of data it is growing.

And we really look for data that’s got to be geographically dispersed and that’s one of the highlights of when you see — a piece of data that looks like an object and can take that kind of interface and needs to be geographically dispersed, that’s where Atmos shines and that’s where that’s used. And, Sujal, why don’t you answer the question for scale-out NAS, what you look for?

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

Sujal Patel - Isilon Systems, Inc. - President & CEO

Sure. What we see in the marketplace today is that this Big Data wave that Joe described is completely overwhelming the traditional network detached storage architecture that enterprise has been using for the last decade or two.

And what a scale-out architecture essentially allows a customer to do is to grow a single resource within the enterprise and scale it in capacity and throughput, which enables them to create a very simple architecture that increases utilization which reduces their capital expenditures and it enables them to scale storage without scaling IT staff, which enables them to have a much better total cost of ownership in terms of the amount of cost it takes to care and feed that storage over time.

We’re seeing across a wide range of industry that both of those value propositions are true with our mature scale-out platform relative to traditional NAS.

Joe Tucci - EMC Corporation - Chairman & CEO

An important thing to remember, which is a hallmark of the value proposition computing and virtualization as a whole is it not only kind of lights the light and helps customers reduce their CapEx for spending on the actual infrastructure elements themselves, it greatly attacks the OpEx side.

So as you saw with Sujal, and which is exactly the same case with Atmos, every time customers buy one of these two solutions they are massively increasing and growing their storage footprint without increasing the number of people they need to manage it.

So again, as I said, that’s one of the hallmarks. We kind of light the light on reducing of CapEx and we light the light on reducing of OpEx over traditional kind of storage systems that are built more for the structured and semi-structured world.

Lou Miscioscia - Collins Stewart - Analyst

Okay, thank you, guys.

Tony Takazawa - EMC Corporation - VP of Global IR

Thanks. Next question, please.

Operator

Daniel Ives, FBR.

Daniel Ives - FBR - Analyst

Can you talk about the history of this acquisition come bearing fruit, maybe just give us the last six to 12 months, your thought process? Thanks.

Joe Tucci - EMC Corporation - Chairman & CEO

Well, the thought process, I mean, I think Pat laid it out on that one slide. We see this concept which we named and some industry analysts are calling Big Data, and Big Data has different characteristics. And we basically said we want — there’s going to be a great, great opportunity where EMC as been traditionally represented and leader, where our VMAX and Unified play.

And there’s going to be a different way and opens up a very good market that is very complementary to where we are in these Big Data applications and that’s where Isilon and Atmos play. And then of course what we’re doing on the VMware side with virtualization, what we’re doing with the BRS side with protection, Data Domain and Avamar, what we’re doing with our RSA in security support and Greenplum and analytics support both sides.

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

So again, we’re trying to — that’s our thinking and when we do an acquisition it’s always to support a strategy and a belief that we have in the market. And we have a firm belief that this cloud computing phenomenon is not hype, it’s real, it’s going to be game changing. And if you don’t play on both sides of these storage pictures, not to mention virtualization, protection and security and analytics, you’re going to be — you’re not going to be the big winner and we want to be a big winner.

Daniel Ives - FBR - Analyst

Okay (inaudible).

Tony Takazawa - EMC Corporation - VP of Global IR

Thanks. Next question, please.

Operator

Aaron Rakers, Stifel Nicolaus.

Aaron Rakers - Stifel Nicolaus - Analyst

Yes, thanks, guys. A couple questions. Most have been answered but, Joe, in the past when you’ve talked about your storage or information infrastructure business, you’ve been fairly consistent in saying double-digit topline growth for the next couple of years. I’m just curious as we think about the M&A strategy for EMC, was that inclusive of acquisitions like an Isilon or was that excluding Isilon?

Joe Tucci - EMC Corporation - Chairman & CEO

When we give those kinds of statements — David has been pretty consistent of our sources and uses of cash and we consistently say we’re going to continue to buy back shares and we consistently say we’re going to buy companies.

I have consistently — the third “consistently” now — I’ve consistently said that I and EMC and our Board prefers a string of pearls approach where we buy small companies that have done incredibly innovative things, have — we look at their DNA, as Sujal mentioned, and look at them for fit.

And when we find that company we like to include it in the EMC family and give them key leadership roles and then put big goals for ourselves, in this case the $1 billion by the second half of 2012. And again, that’s how we look at it. So it’s kind of all in there.

Aaron Rakers - Stifel Nicolaus - Analyst

The second question then would be —.

Joe Tucci - EMC Corporation - Chairman & CEO

But again, it gives us — before you go, it gives us greater comfort that we can live up to our commitment of long-term double-digit growth.

Aaron Rakers - Stifel Nicolaus - Analyst

Okay. And then the second question for me is obviously — and I think most people given your prior comments are going to assume that there was a competitive bidding process here. Obviously Isilon is being positioned in your mid-range product, you talked last quarter about some praise between your Dell relationship. How do you see Dell competitively now with obviously them buying Exanet and how we should think about that relationship as you make moves like this?

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

Joe Tucci - EMC Corporation - Chairman & CEO

As I said, right now Dell is — our partnership is more tactical than either Michael Dell or I would like it. We have discussions going on to see if there’s a way to bring it and there are good ideas to bring it to more strategic and more complementary. And again, we’ll have to see how those talks and conversations progress. But obviously there are areas like Exanet and like — some of their other storage offerings where we compete.

Aaron Rakers - Stifel Nicolaus - Analyst

Thanks, Joe.

Tony Takazawa - EMC Corporation - VP of Global IR

Next question, please.

Operator

Keith Bachman, Bank of Montreal.

Keith Bachman - Bank of Montreal - Analyst

Hi, thank you. I had two as well. Joe, could you talk a little bit about your go-to-market? NetApp uses its single OS idea to go to market and has had good growth, you’re introducing yet another user interface or operating system between Celerra and also Atmos and now Isilon. How do you bring together the go-to-market strategy in terms of making it easier for customers to buy? And then, David, for you a follow-up. Could you talk of little bit about any breakup fees that are in place? Thanks.

Joe Tucci - EMC Corporation - Chairman & CEO

As you looked at it, NetApps is really not having a single operating system. There is absolutely a break and they’re using the output of the spinnaker on the high-end; they’ve got their on tap and they also just bought recently an object file company. So, they’re not seeing it much different than we have it. The only additional thing that we have that they don’t have is our phenomenal VMAX line, which is the undisputed leader for scale-out scale-up block storage.

So again, when you look at it on the rest of the line it’s — I think we have a phenomenal story that we’ll be rolling out beginning of next year as we go into the low-end and as we do other refreshes. I really think we’re in the best position ever to compete very aggressively. But again, and again, we have a top hat called VMAX which is the clear leader in the benchmark for all storage anywhere, anyhow. So that’s the way I see it.

David Goulden - EMC Corporation - EVP & CFO

Thank you. So just to answer your second question, we’re going to file the merger agreement early this week. So, you’ll see it, but I have no problem in telling you there is a breakup fee in there and it’s at $100 million.

Keith Bachman - Bank of Montreal - Analyst

Thank you, David.

Tony Takazawa - EMC Corporation - VP of Global IR

Next question, please.

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

Operator

Glenn Hanus, Needham.

Glenn Hanus - Needham - Analyst

Yes, good morning. Maybe you could talk — you mentioned R&D investments, maybe you could talk about that or what to — how to think about what kind of features and how you’re going to invest in the Company and products going forward. And how you might integrate Sujal’s line into your current offering from perhaps a hardware perspective or anything you can share.

Joe Tucci - EMC Corporation - Chairman & CEO

Pat, that’s all in your bailiwick.

Pat Gelsinger - EMC Corporation - President & COO

Sure. And to some degree we’re going to have to go spend more time with Sujal and his management team to work through more specifics. So, we’ve certainly put some thoughts into that, but they are quite presumptive at this point.

From a hardware perspective, Isilon is based on X86 [data] servers as our entire product line is. We expect that we’re going to be able to harmonize those quickly and get immediate leverage from our supply-chain and manufacturing lines against that. So we expect that to be very beneficial to Isilon.

From an overall product line perspective, we will be looking carefully at our Isilon — the Isilon Atmos relationship as well as our Celerra product line and how best we can leverage those products together and that’s work that we have to do for the future. We want will want to present to our customers a common management view of the product line and that should be fairly easy to quickly bring about.

We also are going to look for other opportunities to utilize the technology assets across our product line, including in fact in areas like VMware as well.

Glenn Hanus - Needham - Analyst

And any comments organizationally, what will Sujal’s and other Isilon management’s roles be going forward and how organizationally you’ll incorporate Isilon?

Pat Gelsinger - EMC Corporation - President & COO

Yes, obviously we’ll work through some of those details between now and closure. Sujal will be part of my staff who will join the information infrastructure product family line and we’ll work to have a highly leveraged relationship with both Atmos and our Unified product lines. And we will take some of the learnings from our BRS acquisition and our Greenplum acquisitions to structure the operational management model for the Isilon team.

Glenn Hanus - Needham - Analyst

Thank you.

Tony Takazawa - EMC Corporation - VP of Global IR

Thanks. Next question, please.

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

Operator

Jason Ader, William Blair.

Jason Ader - William Blair - Analyst

Yes, thank you. My question is just — Sujal, you mentioned earlier that in the market you compete against EMC and NetApp and NetApp primarily. But maybe Joe or Pat, could you talk about — I mean, if that’s who Isilon is competing against today, then how are you going to position the product relative to Celerra and Atmos when it’s clear that that’s who Isilon is competing against today?

Joe Tucci - EMC Corporation - Chairman & CEO

Pat, do you want to take a cut at that?

Pat Gelsinger - EMC Corporation - President & COO

Sure. And let me just repeat Sujal’s words, if I could be a little bit more precise. He said he competed with EMC and NetApp, and I’ll let him repeat it as well. But the vast majority of the time with NetApp, correct, Sujal?

Sujal Patel - Isilon Systems, Inc.- President & CEO

That’s exactly right, yes.

Pat Gelsinger - EMC Corporation - President & COO

So we actually see very little overlap between where we are today with Celerra and where Isilon is today. And in some cases we have seen some overlap. But this is largely — and I’ll emphasize again — largely new areas for us, new growth for us, incremental revenue opportunity.

We will, and now as part of the family, we’ll certainly rationalize [swim lane] focus of the targets, right, for our Celerra product lines in the direction that you’ll be seeing us lay out early next year with that with major new product refreshes, as well as with Isilon major new refreshes as well coming up next year.

But we expect that this is a very easy thing for us to do is to focus those products for their respective areas of the industry. We expect minimal leakage of revenue and the combination gives us truly an awesome lineup to go attack the marketplace and be delivering great solutions to our customers and be far, far more competitive in the industry.

Tony Takazawa - EMC Corporation - VP of Global IR

Thanks, Jason. Next question, please.

Operator

Jason Maynard, Wells Fargo.

Jason Maynard - Wells Fargo - Analyst

Hi, guys. Most of my questions have actually been asked. But I just wanted to follow a little bit more on the VMware relationship and talk about how you see that going forward considering that you’re introducing this product at the mid-range. And maybe talk a little bit about what Isilon has done above and beyond the announcement I think back at VM world about achieving ready status? Thanks.

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

Joe Tucci - EMC Corporation - Chairman & CEO

Why don’t, Pat, you and Sujal take that and I’ll add a little bit of color at the end if you don’t cover a couple of points I wanted to make. Go ahead.

Pat Gelsinger - EMC Corporation - President & COO

Okay. So, we do — with VMware we do expect to see this relationship be a very positive one. VMware is enthusiastic about this acquisition. And in our overall comments we emphasized the shared vision of EMC and Isilon, this view of the cloud, the view of the virtualized environment.

And so, Isilon is already doing many of the things that EMC has been doing over the last several years with regard to integration, support or API, vCenter, all of those types of things are already well underway. As I indicated by my earlier comments, we also are going to explore better ways to leverage the underlying technologies as well with our VMware assets. Sujal?

Sujal Patel - Isilon Systems, Inc. - President & CEO

Yes, I think that our technology is very complimentary with VMware. If you look at the data centers stats, and data centers are all about deploying enterprise applications and workflows. VMware is about taking traditional monetized compute and creating a hybrid cloud with it, creating a flexible compute utility.

On the storage side that challenge has not been solved, the ability to scale a storage system, to be able to store virtual server images and to store Big Data and as direct traditional enterprise data. And Isilon’s core technology has a significant role to play there and we definitely see a lot of synergies. In fact, those synergies I think are underscored by the penetration that we’ve had and early successes we’ve had working with VMware over the course of the last year or year and a half.

Jason Maynard - Wells Fargo - Analyst

Thanks.

Joe Tucci - EMC Corporation - Chairman & CEO

I think they nailed it, so I’m fine.

Tony Takazawa - EMC Corporation - VP of Global IR

Okay. Thanks. Next question, please.

Operator

Ananda Baruah, Brean Murray.

Ananda Baruah - Brean Murray - Analyst

Hey, guys, thanks for taking the question and congrats. Hey, Joe, what did you guys hit — kind of run rate for the combined entity? I guess (technical difficulty) it sounds like about eight quarters. Do you expect the system’s margin ,the Isilon margins and Atmos margins to be at current EMC storage systems margins or could they even be greater on the [operating line]?

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

David Goulden - EMC Corporation - EVP & CFO

As we mentioned earlier now, basically when we get to that run rate we expect at that point in time they’re going to start helping us drive leverage in the business from an operating margin point of view. Clearly there’s some investment needed to get it up to that level. But once we’re at that level we expect the operating margins to be a positive contributor.

Ananda Baruah - Brean Murray - Analyst

Okay, great. Thanks a lot.

Tony Takazawa - EMC Corporation - VP of Global IR

Thanks, Ananda. We have time for one more question and then Joe will have a few concluding comments.

Operator

Ben Reitzes, Barclays Capital.

Ben Reitzes - Barclays Capital - Analyst

Hey, thanks a lot for squeezing me in there. A lot were asked, so I just wanted to ask, big picture, David and Joe, where are we in your cash usage? Where are we on the share repurchases in terms of now that you’re going to spend over $2 billion on Isilon and what does that do for that? And what is — are we done for a little while on acquisitions or do you see continued tuck-ins as part of your future like these and the ones we’ve been seeing?

Joe Tucci - EMC Corporation - Chairman & CEO

I’ll do the end and then I’ll turn it back to David. I’ll never say we’re done on small tuck-ins. Obviously there’s a limit to how many $2 billion tuck-ins you can do in a given timeframe, so we’re well aware of that and money is not burning a hole in our pocket. But obviously there are a lot of little jewels out there for different price points that we’ll be going after both on EMC and the VMware side.

And then I’ll give it to David. We’re going to continue — we believe in our future and we’re going to continue to invest in ourselves and buy back our own shares. And David will give you a status of kind of where we are.

David Goulden - EMC Corporation - EVP & CFO

Yes, Ben, so we ended — as you know, we ended Q3 September quarter with our $4.7 billion of US cash inside EMC Information Infrastructure, we’re on track this year to repurchase $1 billion of EMC shares. And as you know, we’re also spending in the order of roughly $100 million a quarter to maintain our ownership interest in VMware coupled with their repurchase of their shares.

So we’re going to come to you to do both, Ben. And the good news is that we have great cash flow and it gives us the luxury and the firepower to be able to invest in the business and also to return money to shareholders.

Ben Reitzes - Barclays Capital- Analyst

Thanks a lot.

Joe Tucci - EMC Corporation- Chairman & CEO

Thank you all. In my closing remarks I just want to refer you back to the EMC big picture. Clearly on EMC’s side we are the leader in both — in the enterprise applications with our VMAX and Unified platforms. We see as we believe very firmly in private and public cloud computing. We believe that that intersection will be a tremendous amount of explosion of Big Data applications coming at us. And we think — we believe that Isilon and Atmos position us well there.

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FINAL TRANSCRIPT

Nov 15, 2010 / 01:30PM GMT, ISLN - EMC Conference Call to Discuss Acquisition of Isilon

And it’s basically not an “or”, it’s an “end”. If we can both become leaders both on the Big Data new applications and existing enterprise applications where we are that combination will produce a good result for our employees and, more importantly, our shareholders who invest and believe in this Company. And that’s what we’re out to do. So again, thank you very much for your attending on very short notice and I wish you all well.

Operator

Thank you for joining today’s conference. This concludes. You may disconnect at this time. Thank you again for joining.

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